Exhibit D-1
SUMMARY INFORMATION AND RECENT DEVELOPMENTS
The following information in this section supplements the information about the State contained in the State’s Annual Report for 2021 on Form 18-K filed with the SEC on June 30, 2022 (the “Annual Report for 2021”). To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2021, the information in this section supersedes and replaces such information. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report for 2021 and any supplement thereto carefully.
Economic Developments
Developments in the global economy often influence the Israeli economy, particularly with respect to exports and the high-tech sector. In recent years, the Israeli economy has performed well in terms of macroeconomic and fiscal outcomes. Growth has averaged 4.3% from 2016 to 2019, which is higher than many OECD countries. Israel’s economy was set to continue its growth trajectory in 2020; however, the global outbreak of the COVID-19 pandemic had a negative impact on the Israeli economy. As a result, Israel’s growth rate contracted by 1.9% in 2020. In 2021, the economy recovered robustly, with strong increases in private consumption, investments and exports, with export growth spearheaded by Israel’s active high-tech sector. GDP contracted by 0.9% (annual rate, seasonally adjusted, quarter-on-quarter) during the first quarter of 2021, mainly due to a third national lockdown that was in effect during the period. In the second quarter of 2021, GDP grew by 16.1% quarter-on-quarter (as compared to the first quarter of 2021) following the removal of most COVID-19-related restrictions. GDP further grew by 9.5% quarter-on-quarter in the third quarter of 2021, and by 18.5% quarter-on-quarter in the fourth quarter of 2021. In total, Israel’s GDP increased by 8.6% in 2021 compared to 2020. During the first quarter of 2022, GDP contracted by 3.3% (annual rate, seasonally adjusted quarter-on-quarter). This contraction can be attributed to the exceptionally high level of growth in the fourth quarter of 2021 rather than any trend toward economic slowdown. Following the first quarter of 2022, the economy recovered, with GDP growing 7.4% in the second quarter of 2022 and 1.9% in the third quarter of 2022 (each an annual rate, seasonally adjusted, quarter-on-quarter). The GDP growth in the second quarter of 2022 was primarily attributable to a rise in consumption and exports while the growth in the third quarter of 2022 was mainly attributable to a rise in investments and public expenditure. In total, based on preliminary estimates, Israel’s GDP is expected to increase by 6.3% in 2022 compared to 2021.
In the latter half of 2022, developments in the global economy led to high rates of inflation globally and related monetary policy responses (such as interest rate increases). These developments have moderated the growth of Israel in the third quarter of 2022.
In 2021, there were no changes in Israel’s foreign currency credit rating and outlook from Fitch Ratings (“Fitch”), Moody’s Investor Services (“Moody’s”) or Standard & Poor’s Global Ratings (“S&P”). In 2022, there was no change in Israel’s foreign currency credit rating from Fitch, Moody’s or S&P; however, in April 2022, Moody’s updated Israel’s outlook from stable to positive.
Balance of Payments and Foreign Trade
Israel had a current account surplus of 4.4% of GDP in 2021, which was the 19th consecutive year in which a positive surplus in the current account was recorded. The current account surplus was 3.7% of GDP in 2017, 3.0% of GDP in 2018, 3.7% of GDP in 2019 and 5.5% of GDP in 2020. In the first quarter of 2022, the current account surplus amounted to 3.7% of GDP (on a seasonally adjusted basis) followed by 3.8% of GDP in the second quarter of 2022 (on a seasonally adjusted basis) and 4.2% of GDP in the third quarter of 2022 (on a seasonally adjusted basis). Israel’s net exports were in surplus of $6.9 billion in 2017 and $3.3 billion in 2018. The net exports increased to $9.1 billion in 2019, and grew significantly to $18.5 billion in 2020, and further increased to $19.4 billion in 2021. The growth in net exports in recent years has mostly been driven by the export of services. We expect this trend to continue as exports of services contributed to the surplus in the current account in 2022. In the first quarter of 2022, net exports surplus amounted to $5.1 billion followed by $4.5 billion in the second quarter of 2022 and $3.9 billion in the third quarter of 2022 (each on a seasonally adjusted basis).

In 2021, 25.4% of Israel’s exported goods (excluding aircrafts, ships and diamonds) were to the EU (a decrease from 30.9% in 2020), 23.2% were to the United States (an increase from 23.1% in 2020), 22.9% were to Asia (an increase from 22.1% in 2020) and 28.5% were to other markets (an increase from 23.8% in 2020).
In 2021, 34.7% of Israel’s imported goods (excluding aircraft, ships and diamonds) originated from the EU (a decrease from 39.7% in 2020), 26.5% from Asia (an increase from 25.1% in 2020), 9.2% from the United States (a decrease from 11.4% in 2020) and 29.6% from other countries (an increase from 23.8% in 2020).
The volume of foreign direct investment in Israel totaled approximately $17.9 billion in the first three quarters of 2022.
Over the past five years (measured from December 1, 2017 to December 1, 2022), the NIS/USD exchange rate has averaged at 3.4376 NIS to 1.00 USD, fluctuating between a high of 3.8620 (recorded on March 17, 2020) and a low of 3.0740 (recorded on November 17, 2021). The exchange rate as of December 1, 2022 stood at 3.4140 NIS/USD.
Foreign currency reserves at the Bank of Israel (“BoI”) at the end of 2022 stood at $194.1 billion, which was 37.4% of GDP as of December 2022. At the end of 2021, foreign currency reserves stood at $213.0 billion, which was 44.1% of 2021 GDP, following the acquisition of $34.8 billion of foreign currency by the BoI in 2021. The level of foreign currency reserves has been maintained above 25% of GDP since late 2009. Following a concentrated effort by the BoI to raise the level of reserves in 2008 and 2009, during which the BoI made daily purchases of foreign currency, the BoI’s policy has been to intervene in the foreign currency market on a discretionary basis when there have been unusual movements in the exchange rate that the BoI believes to be inconsistent with underlying economic conditions or when conditions in the foreign exchange market are disorderly.
In addition, since 2013, the BoI has purchased foreign currency to counteract the adverse effect of natural gas production in Israel on the exchange rate. The BoI purchased approximately $21.2 billion of foreign currency in 2020, $3.9 billion in 2019, $3.3 billion in 2018, $6.6 billion in 2017 and $6.0 billion in 2016. Of these, the amounts purchased that relate to offsetting the impact of the natural gas program were $1.5 billion in 2018, $1.5 billion in 2017, and $1.8 billion in 2016. In November 2018, the BoI announced that it would cease to purchase foreign currency to counteract the impact of the natural gas program. With Israel’s sovereign wealth fund becoming operational in June 2022, the BoI intends to reassess this policy.
Israel is a party to free trade agreements with its major trading partners and is one of the few nations that has signed free trade agreements with both the United States and the EU.
Fiscal Policy
Budget proposals in Israel are constrained by two parameters. The first is a deficit ceiling that sets the maximum deficit-to-GDP ratio, which has been modified several times. The second is an expenditure ceiling that sets a maximum year-to-year growth in government expenditure. Under the current formula prescribed by Israeli law, the expenditure ceiling is based on the average population growth rate over the three years prior to the submission of the budget, plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio.
In 2019, the Government continued its debt-reduction policy, lowering central government debt as a percentage of GDP to 57.4% for 2019, a 0.9% reduction from 2018. General government debt-to-GDP, also known as “public debt-to-GDP” (including local authorities’ debt), decreased to 58.8% in 2019, a decrease of 1.1% from 2018. In 2020, as a result of COVID-19-related expenditures and lower than expected revenues, the deficit rose to 11.3% of GDP, which was significantly above the deficit target set for the year. Similarly, the public debt-to-GDP ratio for 2020 amounted to 70.7%.
On March 23, 2021, Israel held elections for the fourth time in two years and a government was formed on June 13, 2021. In November 2021, the Knesset approved the budget and economic plan for the 2021 and 2022 fiscal years. The approved plan set the deficit target at 6.8% of GDP for 2021 and 3.9% of GDP for 2022. In 2021, the deficit decreased to 4.4% of GDP, which was lower than expected as state revenues exceeded expectations and there were lower than expected COVID-19-related expenditures, and the public debt-to-GDP ratio decreased to 68.0%. In light of higher than expected revenues and lower than expected expenditure, as a result of the COVID-19 recovery, a cumulative budget surplus of approximately NIS 7.5 billion (0.4% of GDP) was measured in the last 12 months from December 2021 to November 2022. The budget for 2022, based on preliminary estimates, is expected to conclude with a surplus of 0.4-0.7% of GDP. Based on previous years’ results, a surplus is not common in Israel.The volume of gross central government debt, as of September 30, 2022, was NIS 1,037 billion (approximately $293 billion).
In November 2022, legislative elections were held in Israel to elect the 25th Knesset, following the dissolution of the previous governing coalition. Following the elections, President Isaac Herzog selected former Prime Minister Benjamin Netanyahu, head of the political party Likud, to form a coalition government. On December 29, 2022, the State of Israel’s new government was formed. One of the first orders of business for the government is to develop a budget and economic plan for the fiscal year 2023, which will include setting the deficit target. Until such a budget is passed, Israeli law states that the government shall operate utilizing a continuing budget.
Inflation and Monetary Policy
The average annual inflation rate over the last decade (2011 to 2021) was approximately 0.8%, slightly below the Government’s target range of 1%-3%. The changes in the Consumer Price Index (“CPI”) reflect a rise in prices of commodities, housing and agricultural products in Israel. Measured at year-end, the CPI growth rate was negative in 2016 amounting to -0.2%, returned to positive values in 2017 at 0.4%, grew by 0.8% in 2018 and 0.6% in 2019 and decreased by 0.7% in 2020. In 2021, the CPI increased by 1.5%, which was within the target of the BoI for the first time since 2013. Between November 2021 and November 2022, the CPI increased by 5.3% as a result of the deteriorating global economic conditions.
In 2021, the BoI’s interest rate remained unchanged and stood at 0.1%. Due to rising inflation, the BoI has increased the interest rate seven times during the period from January 1, 2022 to the date hereof to 3.75%, with the most recent interest rate increase announced on January 2, 2023. The real interest rate (nominal interest rate less inflation expectations) averaged -0.2%, -0.9%, -0.8%, 0.1% and -1.8% in 2017, 2018, 2019, 2020 and 2021, respectively. As of December 31, 2022, the real interest rate was 0.78%.
Labor Market
Prior to the outbreak of COVID-19, the labor force participation rate, which is the labor force as a percentage of the population over the age of 15, averaged 63.0% in January 2020 to February 2020, slightly lower than the annual average of 63.5% in 2019. Unemployment averaged 3.5% in January 2020 to February 2020, slightly lower than the annual average of 3.8% in 2019.
Since the outbreak of COVID-19, unemployment increased significantly as a result of lockdowns and other restrictions to reduce the spread of COVID-19. Total unemployment averaged 5.0% in 2021, with an additional 2.9% absent from work due to reasons related to COVID-19, such as unpaid leave, and an additional 2.1% that left the labor force due to reasons related to COVID-19, such as dismissal or workplace closure from March 2020. As of November 2022, the unemployment rate stood at 4.1%, with an additional 0.4% absent from work due to reasons related to COVID-19, and an additional 0.6% that left the labor force due to reasons related to COVID-19.
Capital Markets
The BoI, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the BoI cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector and to set policies and measures that will be implemented and enforced with respect to such entities.
According to the BoI’s estimates, the value of the public’s total financial assets, which excludes assets of the Government, the BoI, nonresidents’ investments, commercial banks and mortgage banks, reached NIS 5,052.3 billion at the end of 2021, and grew by 14.7%, 7.9% and 11.2% in 2021, 2020 and 2019, respectively.

The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of companies publicly trading on the TASE. The TA-125 and TA-35 measure the 125 and 35 companies listed on the TASE, respectively, with the highest market capitalization. In 2021, the TA-35 and TA-125 indices increased by 32.0% and 31.1%, respectively, compared to increases in the S&P 500 of 26.9% and in the NASDAQ Composite of 21.4% over the same period. Between December 31, 2021 and November 30, 2022, the TA-35 and TA-125 decreased by 6.5% and 8.4%, respectively, compared to decreases in the S&P 500 and the NASDAQ Composite of 17.4% and 26.7%, respectively, over the same period.
Designated Bond Reform
“Designated bonds” are CPI-linked, non-tradable domestic bonds, issued by the Government only for pension funds. According to previous regulations, pension funds were required to invest up to a level of 30% of their portfolio in designated bonds. By law, the Government had to issue these bonds to match the pension funds’ demands.
In 2021, a new law was enacted, the Economic Efficiency Act 2021, that replaces designated bond issuances with an “Ensuring Yield” mechanism effective from October 1, 2022, which allows pension funds to invest assets in the capital markets that would otherwise have been used to purchase designated bonds, and in turn, the Government guarantees a specific return on such amounts. This reform was carried out in order to ensure yield stability in pension fund portfolios while improving budgetary efficiency and strengthening debt management.
Global Issuances
In recent years, Israel has been active in the global sovereign debt markets. In January 2017, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.5 billion principal amount of 1.5% bonds due 2027 and an aggregate €750 million principal amount of 2.375% bonds due 2037. In January 2018, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.25% bonds due 2028 and an aggregate $1 billion principal amount of 4.125% bonds due 2048. In January 2019, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.25 billion principal amount of 1.5% bonds due 2029 and an aggregate €1.25 billion principal amount of 2.5% bonds due 2049.
In January 2020, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 2.5% bonds due 2030 and an aggregate $2 billion principal amount of 3.375% bonds due 2050. In March 2020, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2 billion principal amount of 2.75% bonds due 2030, an aggregate $2 billion principal amount of 3.875% bonds due 2050 and an aggregate $1 billion principal amount of 4.5% bonds due 2120. In April 2020, Israel completed an aggregate $5 billion principal amount of 3.8% bonds due 2060. This issuance was dual-listed on the London Stock Exchange and, for the first time, on the Taiwanese Stock Exchange.
In January 2022, Israel completed an issuance in the Euro market, issuing €1.5 billion principal amount of 0.625% bonds due 2032.
Green Bond Framework
In November 2022, Israel published its Green Bond Framework (the “Framework”) in order to support achieving Israel’s climate and broader environmental goals. The Framework has been developed to be aligned with best sustainable practices and has been favorably evaluated by CICERO Shades of Green, an internationally recognized Second Party Opinion (“SPO”) provider for green bonds. In the SPO delivered to Israel and published in November 2022, CICERO Shades of Green assigned the Framework an overall shading of “Dark Green” (its highest rating) and a governance score of “Good”.
Israel’s Framework is aligned with the International Capital Market Association’s 2021 Green Bond Principles (the “ICMA Green Bond Principles”), as was indicated by the SPO. The Framework is structured in accordance with the ICMA Green Bond Principles’ four core components, which include: (i) use of proceeds, (ii) process for project evaluation and selection, (iii) management of proceeds and (iv) reporting.

The Framework also follows the recommendation of the Green Bond Principles with regard to external review. While the EU Taxonomy does not apply to Israel, Israel recognizes its importance and the Framework considers the Substantial Contribution Criteria of the EU Taxonomy, as well as the draft Israeli Taxonomy, to the extent possible.
The Framework may be updated from time to time to ensure continued alignment with voluntary market practices, emerging standards and classification systems. Any updated version of the Framework will either maintain or improve the current level of transparency, reporting and disclosures, and will be subject to the same external review standards.
Use of Proceeds
Under the Framework, Israel can issue “Green Bonds” with an amount equivalent to the net proceeds from the issuance being used to finance or refinance, in part or in full, government expenditures providing distinct environmental benefits and which comply with the eligibility criteria outlined in the Framework (“Eligible Green Expenditures”). Eligible Green Expenditures are limited to government expenditures that occurred no earlier than two budget years prior to the issuance of the Green Bonds, the budget year of issuance of the Green Bonds and the two budget years following the issuance of the Green Bonds.
Eligible Green Expenditures may include investment expenditures, operating expenditures, fiscal expenditures, and subsidies, as all such expenditures can be deployed to meet Israel’s environmental goals and policies. Eligible Green Expenditures will exclude any State disbursements to a local agency or local authority that participates in capital markets to raise financing, such as the issuance of Green Bonds. For the avoidance of doubt, expenditures already financed via external dedicated funding sources will not be eligible under the Framework in order to avoid any double counting. Where projects are partially funded by Israel, the proportion funded by the State can be considered as eligible, so long as underlying criteria are met.
Under the Framework, the Eligible Green Expenditure categories include the following: clean transportation, renewable energy, energy efficiency, green buildings, sustainable water and wastewater management, pollution prevention and control and circular economy, environmentally sustainable management of living natural resources and land use, and climate change adaptation.
Expenditures related to the following activities are explicitly excluded from being financed through Israel’s Green Bonds: fossil fuel energy, waste to landfill, investments related to pure internal combustion engines, gambling, tobacco, alcohol and weapons.
Process for Project Evaluation and Selection
Israel has established a Sustainable Finance Working Group (the “SFWG”) to ensure appropriate evaluation and selection of Eligible Green Expenditures in line with its use of proceeds criteria. The SFWG’s responsibilities include: (i) reviewing and assessing the proposed expenditures to determine their compliance with the Framework; (ii) annually monitoring the compliance of the selected Eligible Green Expenditures; (iii) in the event of an expenditure postponement, cancellation, divestment or ineligibility, identifying a new Eligible Green Expenditure; and (iv) supporting and facilitating impact and allocation reporting.
Management of Proceeds
In accordance with the Framework, the proceeds of each Green Bond will be deposited in general funding accounts. The Ministry of Finance will oversee the allocation and tracking of an amount equivalent to the net proceeds from all outstanding Green Bonds to Eligible Green Expenditures through a “Green Bond Register”. Proceeds of the Green Bonds will be managed on an aggregated basis for multiple Green Bonds (portfolio approach).
Reporting
For each Green Bond, Israel commits to publish on its website an annual allocation report until full allocation of the proceeds. Impact reporting will be published between one and three years following the respective issuance and at least once in the bond’s lifetime.

Political Situation
Overview of Israel’s Political Structure.   The State of Israel was established in 1948 as a parliamentary democracy. It functions on a set of foundational laws, titled “Basic Laws”, which have a special status that grants exclusive judicial review jurisdiction to the Israeli Supreme Court. Israel’s constitutional jurisprudence is grounded in judicial decisions and in the State’s Declaration of Independence.
Israel’s governmental powers are divided amongst its legislative, executive and judiciary branches. The Supreme Court is the highest court of Israel, and also sits as a High Court of Justice. Any Israeli citizen has the right to appeal a lower court’s decision to the Supreme Court. Approximately 10,000 proceedings are initiated in the Supreme Court annually. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members from several political factions elected by Israel’s citizens under a system of proportional representation (see “State of Israel — Form of Government and Political Parties”, in Exhibit D to Israel’s Annual Report for 2021).
The executive power of the State of Israel is held by a democratically elected government. A proposed government requires approval by the Knesset, which is presented with a coalition supported by a majority of the Knesset members, even if not all supporting parties are members of the proposed government. A proposed government is usually made up of a coalition of different political parties. The Prime Minister serves as the head of government and as the chief executive of the state. The President serves as the “Head of State”, and plays an important role in leading the process of forming a government. The functions of the President are defined in the Basic Law of 1964: President of the State. The President assigns the task of forming a new government to a member of Knesset, who is usually the leader of the party that received the most Knesset seats in the latest general elections. In addition, the President assumes public functions and activities. Among the President’s formal functions are signing laws, opening the first session of a new Knesset, receiving the credentials of new Ambassadors from foreign states, pardoning prisoners or commuting their sentences and approving the appointment of civil and religious judges, the State Comptroller and the Governor of the Bank of Israel.
Israel and Gaza.   In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities and military bases in Gaza, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations” in Exhibit D to Israel’s Annual Report for 2021). Despite this, there has been ongoing tension at the border between Israel and Gaza.
In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas firing an increasing number of rockets from Gaza into Israel, Israel commenced “Operation Cast Lead” in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to a relatively calm atmosphere from 2009 until 2011. Operation Cast Lead did not materially affect the Israeli economy.
From 2011 into 2012, Hamas intensified its terrorist activities and substantially increased its rocket attacks from Gaza, deploying long-range rockets capable of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched “Operation Pillar of Defense”, an eight-day military campaign against terrorist targets in Gaza. In the summer of 2014, in response to Hamas resuming firing rockets from Gaza into Israel, as well as the terrorist kidnapping and murder of three Israeli teenagers, Israel took defensive military action and embarked on “Operation Protective Edge”. The aim of the operation was to put an end to Hamas’ rocket launches, some of which reached Israeli cities and towns as far away as 100 kilometers from Gaza. Operation Protective Edge concluded in August 2014.
In October 2015, there was an increase in acts of violence against Israelis, perpetrated mostly by individual Palestinians using knives or cars as weapons. This wave of violence was welcomed and encouraged by Hamas and, at first, by the Palestinian Authority as well. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement of violence.
In May 2018, Hamas organized violent protests along the fence between Gaza and Israel. Many protesters were armed with knives and guns, and many hurled Molotov cocktails and burning tires in an attempt to breach the fence. Some protesters caused fires along the Israeli side of the fence through use of incendiary balloons/kites. Hamas referred to these protests as part of its “March of Return” to claim Israeli territory. Some protesters linked the events to the relocation of the U.S. embassy to Jerusalem, and others associated the protests with the economic hardship in Gaza. The protests continue on a regular basis. Israeli security forces prevented any breaching of the fence and border. A few dozen violent protesters lost their lives in the process, many of whom were identified as Hamas militants. The Israel Defense Forces (the “IDF”) have since launched an investigation into Israel’s military response to the protests.
A wave of terror attacks, including drive-by shootings and ramming attacks, took place in the West Bank during November and December 2018. The attacks resulted in a few Israeli casualties and the IDF conducted special operations to apprehend the terrorists.
In the beginning of May 2019, there was a wave of rocket attacks from Gaza and over 700 rockets were launched into Israeli territory. Four Israeli civilians and two Palestinians were killed by Hamas rocket fire. Within three days, this wave of violence was suppressed and a ceasefire was agreed to.
On May 10, 2021, Hamas and other terrorist organizations initiated an indiscriminate attack on civilian population centers in Israel, firing rockets at Jerusalem, Ashkelon and Israeli communities along the border with Gaza. This attack incited an 11-day conflict referred to in Israel as “Operation Guardian of the Walls”. During the conflict, the Hamas terror organization launched thousands of rockets into Israel, targeting dense civilian populations in cities, towns and villages across Israel. The Israeli Iron Dome Aerial Defense System intercepted hundreds of these rockets. In response to the continuous rocket fire from the Gaza Strip into Israeli territory, the IDF struck sites in the Gaza Strip that Hamas uses for its terrorist activities, including the Hamas headquarters, underground tunnels, rocket launchers, military posts and other Hamas infrastructure. A ceasefire was reached on May 21, 2021.
On August 5, 2022, following a wave of deadly terrorist attacks, the IDF began “Operation Breaking Dawn” against the Islamic Jihad terror network in Gaza. During the 56 hours of the operation, terrorist forces from Gaza fired 1,100 missiles on Israel and the IDF hit 170 military targets of the group. The operation ended with a ceasefire brokered by Egypt on August 7, 2022.
Israeli-Palestinian peace negotiations.   In July 2013, Israeli-Palestinian negotiations were reinitiated under the auspices of the U.S. Secretary of State. While some progress was made, prior to the last phase of implementation of a prisoner release by Israel for which government approval was imminent, the Palestinian Authority breached its commitments by submitting requests to accede to fifteen different international conventions. The different Palestinian factions subsequently announced their intentions to form a pact between Fatah and Hamas intended to serve as the foundation of the planned national consensus government. No further progress has been made since.
In February 2020, then-U.S. President Donald Trump introduced his plan for a comprehensive peace treaty between Israel and the Palestinians, which Israel viewed favorably. Then-Prime Minister, Benjamin Netanyahu, declared that the plan would be reviewed in full cooperation with the United States, while maintaining all of Israel’s peace agreements and strategic interests.
In July 2022, President Joe Biden visited Israel. During his meeting with Prime Minister Yair Lapid in Jerusalem on July 14, 2022, the leaders of the United States and Israel adopted the Joint Declaration on the U.S.-Israel Strategic Partnership. In the declaration, the United States and Israel reaffirmed the unbreakable bond between the two countries and the enduring commitment of the United States to Israel’s security and qualitative military edge, as well as the foundation of the strategic U.S.-Israel partnership based on a bedrock of shared values, interests and a true friendship. The declaration also addresses the Iranian nuclear program, committing both countries to “use all elements of national power” to prevent Iran from acquiring a nuclear weapon.
Abraham Accords and Other Regional Developments.   In August 2020, an agreement for the normalization of relations between Israel and the United Arab Emirates (the “UAE”) was reached and in September 2020 the Abraham Accords Peace Treaty was signed at the White House. The Accords officially established diplomatic relations between Israel and the UAE. This was shortly followed by an agreement for the normalization of ties between Israel and the Kingdom of Bahrain, which was signed in a Joint Communique between Israel and Bahrain in Manama, Bahrain in November 2020.
In December 2020, Israel and Morocco established full diplomatic relations. In January 2021, Sudan acceded to the Abraham Accords during the visit of then-U.S. Treasury Secretary Steven Mnuchin to Khartoum.

The Abraham Accords led to the stationing of official diplomatic representatives from the UAE, Bahrain and Morocco in Israel, and Israeli representatives in the UAE, Bahrain and Morocco. Official delegations from the various countries have met many times since the signing of the Accords, which resulted in numerous bilateral agreements.
These treaties resulted in several partnerships and cooperation efforts have been set up in the finance, culture and tourism sectors. Direct flight routes have also been established between Israel and Morocco, the UAE and Bahrain. As of November 2022, trade between Israel and the UAE was estimated at approximately $2.358 billion, an increase of approximately 115% compared to the same period in 2021. Trade with Bahrain and Morocco has also increased over this period.
In April 2022, Israel and the UAE completed negotiations on a bilateral free trade agreement, which was ratified in December 2022, representing the first comprehensive free trade agreement reached between Israel and an Arab country. In addition, free trade agreement discussions have begun with the Kingdom of Bahrain.
The Abraham Accords have enhanced regional cooperation. On November 24, 2021, Israel and Morocco signed a defense Memorandum of Understanding, which formalized defense relations between the countries and sets a foundation for future cooperation on intelligence and military training, among other areas. This represents a significant step in the deepening relations of Israel and the Kingdom of Morocco, which already benefit from increased economic cooperation and bilateral tourism. In addition, on November 22, 2021, the governments of Jordan, Israel and the UAE signed a landmark declaration of intent to build renewable electricity and water desalination facilities to address the threat posed by climate change to energy and water security in the region.
On March 28, 2022, Israel hosted the Negev Summit where Foreign Minister Yair Lapid was joined by his counterparts from the United States, Egypt, Morocco, Bahrain and the UAE. Following the success of the summit, it was decided to host such a summit on an annual basis. The Negev Forum’s steering committee met in Manama, Bahrain in June 2022 and the founding document of the Negev Forum was adopted in the following months. The Negev Forum will incorporate six working groups in the fields of Food Security, Health, Regional Security, Energy, Tourism and Tolerance. Further meetings between the Negev Forum countries, at the working groups, steering committee and ministerial levels, are expected to take place in the first quarter of 2023.
In July 2022, United States National Security Advisor Jake Sullivan announced that Saudi Arabia had decided to approve the opening of its airspace to all aircraft flying to and from Israel. This marked a significant decision for Israeli aviation, tourism and commerce, as long-haul flights from Ben Gurion airport to the East were substantially shortened. In parallel, Saudi Arabia received Israel’s agreement to transfer the Tiran and Sanafir islands from Egyptian to Saudi sovereignty, which were to remain a demilitarized zone occupied by a U.S.-led multi-national force according to the peace agreement between Israel and Egypt.
A maritime agreement between Israel and Lebanon was agreed to in October 2022. This U.S.-brokered deal produced a binding and internationally recognized agreement that formally ended a protracted maritime dispute in the eastern Mediterranean. Importantly, it delimited the maritime boundary between Israel and Lebanon from the five-kilometer mark to the far edge of the exclusive economic zone. The maritime agreement also functioned as the first de-facto recognition of Israel by Lebanon, which has had a long-standing policy of animosity towards its southern neighbor. This mutual recognition between the two states offers another example of the evolving political environment in the Middle East.
Israel-Turkey Relations.   In August 2022, Israel and Turkey agreed to resume normal diplomatic relations with the announcement that the two countries will return their ambassadors after years without senior diplomatic representation. The decision to reinstate ambassadors was the culmination of a positive trend in the relations between the countries during 2022, which included President Isaac Herzog’s visit to Ankara, mutual visits of the foreign ministers in Jerusalem and Ankara and visits by the Ministers of Commerce and Defense to Turkey.
Privatization
Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of broader Government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2021, 98 Government Companies (as defined in “The Economy — Role of the State in the Economy”, in Exhibit D to Israel’s Annual Report for 2021) became partially or fully private. The proceeds stemming from privatizations between 2005 and 2021 totaled $4.5 billion. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, the Postal Company, energy and transportation utilities and parts of the defense industry (see “The Economy — Role of the State in the Economy”, in Exhibit D to Israel’s Annual Report for 2021).
Loan Guarantee Program
In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years; in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year); and in 2012, the program was extended again through 2016. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering its loan guarantee program. The program provides Israel with access to up to approximately $3.8 billion in future loan guarantees as part of the initial $9 billion commitment made by the U.S. in 2003. On January 3, 2023, the U.S. Congress approved an extension of the loan guarantee program until September 2028.
The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to approximately $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Table No. 2
Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)
	2017	2018	2019	2020	2021
Main Indicators
GDP (at constant 2015 prices) . . . . . . . . . . . . . . . .	1,285.4	1,337.7	1,393.3	1,367.4	1,485.2
Real GDP growth . . . . . . . . . . . . . . . . . . . . . . . . . .	4.3%	4.1%	4.2%	-1.9%	8.6%
GDP per capita (in NIS, at constant 2015 prices) .	147,578	150,648	153,934	148,000	158,546
GDP per capita, percentage change . . . . . . . . . . . .	2.3%	2.1%	2.2%	-3.6%	6.8%
Inflation (change in CPI – annual average) . . . . . . .	0.2%	0.8%	0.8%	-0.6%	1.5%
Industrial production . . . . . . . . . . . . . . . . . . . . . . .	3.7%	3.5%	2.9%	6.3%	5.9%
Business sector product (at constant 2015 prices) .	954.3	996.9	1,044.8	1,019.9	1,125.3
Permanent average population (thousands) . . . . . .	8,713	8,883	9,054	9,215	9,367
Unemployment rate . . . . . . . . . . . . . . . . . . . . . . . . .	4.2%	4.0%	3.8%	4.3%(1)	5.0%(2)
Foreign direct investment (inflows, in billions of dollars)	16.9	21.5	17.4	23.1	21.5
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2015 prices) . . . . . . . . . . . . . . . . . . . . . .	394.9	417.5	432.9	421.0	482.3
Imports (F.O.B) of goods and services (NIS, at constant 2015 prices) . . . . . . . . . . . . . . . . . . . . . .	379.7	406.9	419.8	385.5	465.1
External Debt
External debt liabilities (in millions of dollars, at year-end) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	90,084	94,307	103,202	130,480	162,006
Net external debt (in millions of dollars, at year-end) . . .	-164,162	-156,360	-170,256	-202,925	-222,223
Central Government Debt
Total gross central government debt (at end-of-year current prices) . . . . . . . . . . . . . . . . . . . . . . .	747.1	788.3	823.2	983.9	1,044.1
Total gross central government debt as percentage of GDP. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	57.9%	58.3%	57.4%	69.2%	66.2%
Revenues and Expenditures (net)
Revenues and grants . . . . . . . . . . . . . . . . . . . . . . . .	316.5	317.2	325.4	317.9	392.9
Expenditures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	447.9	444.9	492.1	563.1	587.6
Expenditures other than capital expenditures . . . . .	321.2	336.8	354.8	426.4	426.9
Development expenditures (including repayments of debt) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	126.8	108.1	137.3	136.7	160.7
Repayments of debt . . . . . . . . . . . . . . . . . . . . . . . . .	100.2	79.0	104.9	97.4	119.8

(1)
A broader definition of unemployment used since the outbreak of COVID-19 totaled 15.3% in 2020, and included those absent from work due to reasons related to COVID-19 such as unpaid leave (9.5%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (1.4%).

(2)
In 2021 unemployment (as defined in footnote 1 above) amounted to 10.0% including those absent from work due to reasons related to COVID-19 such as unpaid leave (2.9%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (2.1%).

Source: Central Bureau of Statistics, Bank of Israel and Ministry of Finance.